Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-and nine-month periods ended September 30, 2020 and September 30, 2019. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 3, 2020. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	our ability to secure new multi-year charters at economically attractive rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;
•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;
•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;
•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for distributions;
•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact on us and the shipping industry of environmental concerns, including climate change;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020 and August 5, 2020, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

However, given the current uncertainty in relation to COVID-19 and in an effort to facilitate robust disclosure, we have identified the following risks and uncertainties or updated the risk factors described in our Annual Report on Form 20-F filed with the SEC on March 3, 2020 and our Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020 and August 5, 2020:

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

The COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices have fallen by approximately 40% since the end of 2019. Natural gas prices in the primary European and Asian markets for LNG have fallen to an even greater extent, although they have recently partially recovered. Together with reduced economic activity as a result of the COVID-19 virus, the decline in oil and gas prices disincentivized trading of LNG and reduced the demand for LNG carriers in the first half of 2020. Although the LNG market has recently improved and remains on a positive trend, this improvement may not be sustainable in the long-term. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our unit price has declined significantly this year, due, in part, to the impact of the COVID-19 virus. Record low interest rates and exchange rates, especially the U.S. dollar exchange rate, have required us to post $7.6 million of cash collateral against our current marked-to-market derivative liabilities. The ongoing spread of the COVID-19 virus may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. A future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. Furthermore, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations, particularly for the vessels that are coming off-charter in the next twelve months (the Methane Heather Sally in December 2020, the GasLog Seattle and the Solaris in June 2021). We currently have two vessels in the spot market, and these vessels are currently experiencing reduced spot charter rates and demand compared to their initial long-term charters. Continued exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows. Failure to control the spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition, results of operations and cash available for distribution. Should the COVID-19 pandemic continue to negatively impact market rates in the long-term, there would be a significant negative impact on our liquidity and financial condition, as well as the future carrying values of our vessels could be further affected due to a potential unfavorable permanent impact in the key assumptions such as the estimates of future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a “work from home” policy for shore-based employees, as required depending on each location, and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these may not be sufficient to protect our business against the impact of COVID-19.

In 2021, five of our vessels are scheduled to be dry-docked. The dry-docking for one of these vessels will be longer and more costly than normal as a result of the need to install a ballast water treatment system (“BWTS”) on the vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2021, one of the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on the vessel in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, and implementation of additional “stop work” orders in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2021 (five vessels) and 2023 (four vessels).

Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common units may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates has required us to post cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus is having a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure, minimum liquidity and other business requirements, we may be forced to take actions such as:

•	seeking waivers or consents from our creditors;
•	restructuring our debt;
•	seeking additional debt or equity capital;
•	selling assets;
•	further reducing distributions;
•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
•	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common units, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Despite the recent refinancing of the Partnership’s debt maturities due in 2021, our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants within our loan facilities.

Unit Repurchase Programme

In the nine months ended September 30, 2020, GasLog Partners repurchased and cancelled 191,490 of the Partnership’s common units at a weighted average price of $5.18 per common unit for a total amount of $1.0 million, including commissions.

ATM Common Equity Offering Programme (“ATM Programme”)

No issuances of common units were made in the nine months ended September 30, 2020 under the Partnership’s ATM Programme.

Recent Developments

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of its incentive distribution rights (“IDRs”) in June 2019. Pursuant to this issuance, as of September 30, 2020, GasLog held a 35.3% interest in the Partnership (including 2.0% through general partner units). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

COVID-19 Update

Operational update

GasLog Partners and GasLog’s focus continues to be on ensuring the health and safety of our employees while providing safe and reliable operations for our customers.

•	All onshore locations have returned to a “work from home” policy in accordance with local guidelines and regulations;

•	Crew changes continue to be planned at every opportunity. During the third quarter of 2020 nearly 1,000 crew members rotated compared with approximately 300 during the second quarter of 2020; and

•	As a result of these measures, and the dedication of employees onshore and aboard our vessels, 100% of our fleet continues to be available for commercial use.

Commercial update

COVID-19 placed downward pressure on economic activity and energy demand during the third quarter and there remains significant uncertainty regarding near-term LNG demand and, therefore, LNG shipping requirements.

•	The Partnership’s charter coverage for the fourth quarter of 2020 is 99%, based on signed contracts as of November 10, 2020;

•	The combined impact of COVID-19 and normal seasonality has led to greater volatility in spot rates; and

•	The utilization and earnings of our vessels trading in the spot market are currently materially lower than their earnings under their initial multi-year charters.

Financial update

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.

•	Notwithstanding COVID-19, we have refinanced in full the Partnership’s debt maturities due in 2021 with two new credit facilities representing a total of $454.0 million, strengthening the balance sheet and delivering $14.9 million of incremental liquidity to the Partnership; and

•	Following the recent amendments to our interest rate swap agreements and to the Credit Support Annex with GasLog, the cash collateral posted against our derivative liabilities has decreased to $7.6 million as of September 30, 2020 from $15.0 million as of June 30, 2020 and March 31, 2020.

Cash Distribution

On November 9, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2020. The cash distribution is payable on November 25, 2020 to all unitholders of record as of November 20, 2020. The aggregate amount of the declared distribution will be $0.5 million based on the number of units issued and outstanding as of September 30, 2020. As a result, GasLog Partners will retain approximately $22 million annually based on the distribution rate for the quarter ended September 30, 2020. This decision was made with a view to further strengthen the Partnership’s balance sheet, lower the fleet’s breakeven, reduce its cost of capital and further enhance its competitive positioning during this period of COVID-19-related uncertainty in the near-term LNG and LNG shipping markets. In parallel, management and the board of directors intend to engage with an independent advisor to review together the Partnership’s business and all potential strategic options available.

Overview

Since our initial public offering (“IPO”) in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today, of which ten have tri-fuel diesel electric (“TFDE”) propulsion technology and five are Steam vessels.

As of September 30, 2020, our fleet consisted of 15 LNG carriers, including ten vessels with TFDE propulsion and five Steam vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights could provide us with built-in growth opportunities, subject to certain conditions described below. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cubic meters “cbm”)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
3	Methane Jane Elizabeth	2006	145,000	Trafigura(1)	Steam	December 2020	—
4	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
5	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
6	Solaris	2014	155,000	Shell	TFDE	June 2021	—
7	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028 (2)
8	Methane Shirley Elisabeth	2007	145,000	JOVO(3)	Steam	August 2022	—
9	GasLog Shanghai	2013	155,000	Gunvor (4)	TFDE	November 2022	—
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (5)
11	Methane Alison Victoria	2007	145,000	CNTIC VPower (6)	Steam	October 2023	2024–2025 (6)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (5)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (7)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

(1)	In March 2018, GasLog Partners secured a one-year charter with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for the Methane Jane Elizabeth (as nominated by the Partnership), which commenced in November 2019.

(2)	Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”). The charter commenced in July 2020.

(4)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(5)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The charter commenced in October 2020. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Charter Expirations

The Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in December 2020, while the GasLog Seattle and the Solaris are both due to come off charter in June 2021. GasLog Partners has secured a multi-month time charter for the Methane Jane Elizabeth and continues to pursue opportunities for new term charters with third parties, while trading the vessels in the spot market and pursuing the most advantageous redeployment depending on evolving market conditions. Given the current lack of liquidity in the term charter market, the utilization and earnings of our vessels trading in the spot market may be materially lower than their earnings under their initial multi-year charters with Shell.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The four newbuildings and five on-the-water vessels listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration
1	GasLog Singapore	2010	155,000	Sinolam LNG (1)	TFDE	2031
2	GasLog Warsaw	2019	180,000	Endesa (2)	X-DF (3)	2029
3	GasLog Windsor	2020	180,000	Centrica (4)	X-DF (3)	2027
4	GasLog Wales	2020	180,000	JERA (5)	X-DF (3)	2032
5	GasLog Westminster	2020	180,000	Centrica (4)	X-DF (3)	2027
6	GasLog Georgetown	Q4 2020 (6)	174,000	Cheniere (8)	X-DF (3)	2027 (7)
7	Hull No. 2301	Q1 2021 (6)	174,000	Cheniere (8)	X-DF (3)	2028 (7)
8	Hull No. 2311	Q2 2021 (6)	180,000	Cheniere (8)	X-DF (3)	2028 (7)
9	Hull No. 2312	Q3 2021 (6)	180,000	Cheniere (8)	X-DF (3)	2028 (7)

(1)	The vessel is currently trading in the spot market and has been chartered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the provision of an LNG floating storage unit (“FSU”). The charter is expected to commence in April 2021, after the dry-docking and conversion of the vessel to an FSU.

(2)	The vessel is chartered to a wholly owned subsidiary of Endesa, S.A. (“Endesa”). The charter is expected to commence in May 2021.

(3)	Reference to “X-DF” refers to low pressure dual-fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel.

(4)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(5)	The vessel is chartered to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s JERA Co., Inc (“JERA”).

(6)	Expected delivery quarters are presented.

(7)	Charter expiration to be determined based upon actual date of delivery.

(8)	The vessel is chartered to Cheniere Marketing International LLP, a wholly-owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfer of the GasLog Glasgow from GasLog to the Partnership on April 1, 2019 was accounted for as a reorganization of entities under common control under International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog. The Partnership’s historical results were retroactively restated to reflect the historical results of the acquired entity during the period it was owned by GasLog.

Three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2020

(in thousands of U.S. dollars)
	September 30, 2019	September 30, 2020	Change
Revenues	96,485	72,813	(23,672)
Voyage expenses and commissions	(1,673)	(2,246)	(573)
Vessel operating costs	(18,116)	(19,327)	(1,211)
Depreciation	(22,819)	(20,577)	2,242
General and administrative expenses	(4,917)	(5,379)	(462)
Profit from operations	48,960	25,284	(23,676)
Financial costs	(17,534)	(12,437)	5,097
Financial income	393	9	(384)
Loss on derivatives	(2,385)	(990)	1,395
Profit for the period	29,434	11,866	(17,568)

For the three-month period ended September 30, 2019, we had an average of 15 vessels operating in our owned fleet having 1,365 revenue operating days, while during the three-month period ended September 30, 2020, we had an average of 15 vessels operating in our owned fleet having 1,247 revenue operating days, mainly due to the increased off-hire days for scheduled dry-dockings.

Revenues: Revenues decreased by $23.7 million, or 24.6%, from $96.5 million for the three-month period ended September 30, 2019 to $72.8 million for the same period in 2020. The decrease in revenues is mainly attributable to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea and the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney and also increased off-hire days due to dry-dockings. Following the expirations of their initial charters, the Methane Jane Elizabeth was re-chartered to Trafigura in November 2019, the Methane Alison Victoria to JOVO in June 2020 and the Methane Shirley Elisabeth to CNTIC VPower in September 2020, while the Methane Rita Andrea and the GasLog Sydney have been trading in the spot market. The average daily hire rate decreased from $70,684 for the three-month period ended September 30, 2019 to $58,390 for the three-month period ended September 30, 2020.

Voyage Expenses and Commissions: Voyage expenses and commissions increased by $0.5 million or 29.4%, from $1.7 million in the three months ended September 30, 2019 to $2.2 million in the three months ended September 30, 2020. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in the three months ended September 30, 2020.

Vessel Operating Costs: Vessel operating costs increased by $1.2 million, or 6.6%, from $18.1 million for the three-month period ended September 30, 2019 to $19.3 million for the same period in 2020. The increase in vessel operating costs is attributable to an increase of $1.2 million in technical maintenance expenses mainly due to the scheduled dry-dockings of three of our vessels in the third quarter of 2020. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris) increased from $14,065 per day for the three-month period ended September 30, 2019 to $15,005 per day for the three-month period ended September 30, 2020.

General and Administrative Expenses: General and administrative expenses increased by $0.5 million, or 10.2%, from $4.9 million for the three-month period ended September 30, 2019 to $5.4 million for the same period in 2020. The increase in general and administrative expenses is mainly attributable to an increase of $0.9 million due to restructuring costs (increased amortization of share-based compensation due to accelerated vestings of relevant awards in the third quarter of 2020).

Financial Costs: Financial costs decreased by $5.1 million, or 29.1%, from $17.5 million for the three-month period ended September 30, 2019 to $12.4 million for the same period in 2020. The decrease in financial costs is mainly attributable to a decrease of $6.7 million in interest expense on loans, primarily due to the lower London Interbank Offered Rate (“LIBOR”) rates in the three months ended September 30, 2020 as compared to the same period in 2019, partially offset by an increase of $1.8 million in amortization and write-off of deferred loan issuance costs, as a result of the July 2020 loan refinancings. During the three-month period ended September 30, 2019, we had an average of $1,402.9 million of outstanding indebtedness with a weighted average interest rate of 4.4%, compared to an average of $1,337.1 million of outstanding indebtedness with a weighted average interest rate of 2.7% during the three-month period ended September 30, 2020. Average indebtedness is based on the daily outstanding principal for loans and weighted average interest rates are computed based on interest expense on loans.

Loss on Derivatives: Loss on derivatives decreased by $1.4 million, from $2.4 million for the three-month period ended September 30, 2019 to $1.0 million for the same period in 2020. The decrease is attributable to a $4.3 million net decrease in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss (a $2.4 million loss in the three months ended September 30, 2019 as compared to a $1.9 million gain in the three months ended September 30, 2020), partially offset by a net increase of $2.9 million in realized loss on derivatives held for trading (a net gain of $0.06 million in the three months ended September 30, 2019 as compared to a $2.9 million loss in the three months ended September 30, 2020).

Profit for the Period: Profit for the period decreased by $17.5 million, or 59.5%, from $29.4 million for the three-month period ended September 30, 2019 to $11.9 million for the same period in 2020, as a result of the aforementioned factors.

Nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2020

(in thousands of U.S. dollars)
	September 30, 2019	September 30, 2020	Change
Revenues	282,175	248,614	(33,561)
Net pool allocation	1,058	—	(1,058)
Voyage expenses and commissions	(5,547)	(8,916)	(3,369)
Vessel operating costs	(55,295)	(55,315)	(20)
Depreciation	(66,826)	(61,850)	4,976
General and administrative expenses	(14,352)	(13,971)	381
Impairment loss on vessels	—	(18,841)	(18,841)
Profit from operations	141,213	89,721	(51,492)
Financial costs	(55,650)	(41,017)	14,633
Financial income	1,558	285	(1,273)
Loss on derivatives	(15,528)	(14,741)	787
Profit for the period	71,593	34,248	(37,345)

For the nine-month period ended September 30, 2019, we had an average of 15 vessels operating in our owned fleet having 4,049 revenue operating days, while during the nine-month period ended September 30, 2020, we had an average of 15 vessels operating in our owned fleet having 3,838 revenue operating days, mainly due to the increased off-hire days for scheduled dry-dockings and reduced utilization of our vessels entering the spot market in 2020.

Revenues: Revenues decreased by $33.6 million, or 11.9%, from $282.2 million for the nine-month period ended September 30, 2019 to $248.6 million for the same period in 2020. The decrease in revenues is mainly attributable to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea and the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney and also increased off-hire days due to dry-dockings. Following the expirations of their initial charters, the Methane Jane Elizabeth was re-chartered to Trafigura in November 2019, the Methane Alison Victoria to JOVO in June 2020 and the Methane Shirley Elisabeth to CNTIC VPower in September 2020, while the Methane Rita Andrea and the GasLog Sydney have been trading in the spot market. The average daily hire rate decreased from $69,690 for the nine-month period ended September 30, 2019 to $64,777 for the nine-month period ended September 30, 2020.

Voyage Expenses and Commissions: Voyage expenses and commissions increased by $3.4 million, or 61.8%, from $5.5 million in the nine months ended September 30, 2019 to $8.9 million in the nine months ended September 30, 2020. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in the first nine months of 2020.

Vessel Operating Costs: Vessel operating costs were $55.3 million for the nine-month periods ended September 30, 2019 and September 30, 2020. The increase in technical maintenance expenses of $1.5 million mainly due to the increased number of dry-dockings in the first nine months of 2020 was entirely offset by a decrease of $0.5 million in crew wages and a decrease of $1.0 million in other operating costs. Daily operating costs per vessel (after excluding calendar days for the Solaris) decreased slightly from $14,468 per day for the nine-month period ended September 30, 2019 to $14,420 per day for the nine-month period ended September 30, 2020.

General and Administrative Expenses: General and administrative expenses decreased by $0.4 million, or 2.8%, from $14.4 million for the nine-month period ended September 30, 2019 to $14.0 million for the same period in 2020. The decrease in general and administrative expenses is attributable to decreased administrative services fees of $0.8 million, due to the decrease of the annual fee payable to GasLog in 2020 by almost $0.1 million per vessel per year, and decreased other expenses of $0.7 million, partially offset by an increase of $1.2 million due to restructuring costs (increased amortization of share-based compensation due to accelerated vestings of relevant awards in 2020).

Impairment Loss on Vessels: Impairment loss on vessels was nil for the nine-month period ended September 30, 2019 and $18.8 million for the same period in 2020. The impairment loss was recognized as of June 30, 2020 with respect to three of the Partnership’s Steam vessels (the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic-related impacts to LNG and LNG shipping demand.

Financial Costs: Financial costs decreased by $14.7 million, or 26.4%, from $55.7 million for the nine-month period ended September 30, 2019 to $41.0 million for the same period in 2020. The decrease in financial costs is mainly attributable to a decrease of $15.3 million in interest expense on loans, primarily due to the lower LIBOR rates in the first nine months of 2020 as compared to the same period in 2019, partially offset by an increase of $0.8 million in amortization and write-off of deferred loan issuance costs. During the nine-month period ended September 30, 2019, we had an average of $1,400.6 million of outstanding indebtedness with a weighted average interest rate of 4.6%, compared to an average of $1,345.1 million of outstanding indebtedness with a weighted average interest rate of 3.3% during the nine-month period ended September 30, 2020. Average indebtedness is based on the daily outstanding principal for loans and weighted average interest rates are computed based on interest expense on loans.

Loss on Derivatives: Loss on derivatives decreased by $0.8 million, or 5.2%, from $15.5 million for the nine-month period ended September 30, 2019 to $14.7 million for the same period in 2020. The decrease is attributable to a net decrease of $6.4 million in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss, partially offset by a decrease of $5.6 million in realized gain on derivatives held for trading, which reflected a gain of $1.2 million in the nine months ended September 30, 2019 as compared to a loss of $4.4 million in the nine months ended September 30, 2020.

Profit for the Period: Profit for the period decreased by $37.4 million, or 52.2%, from $71.6 million for the nine-month period ended September 30, 2019 to $34.2 million for the same period in 2020, as a result of the aforementioned factors.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As part of the closing of the Partnership’s refinancing in July 2020, the Partnership drew down an amount of $260.3 million with respect to the credit agreement entered into with BNP Paribas, Credit Suisse AG and Alpha Bank S.A. and an amount of $193.7 million with respect to the credit agreement entered into with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch. Both amounts were primarily used to refinance the outstanding indebtedness of the six vessel-owning entities participating in the facilities. In October 2020, the first facility was further syndicated, with the Development Bank of Japan joining the existing lenders under the facility.

Furthermore, also in July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the lenders under the second facility, receiving $16.1 million, and terminated two interest rate swap agreements with GasLog in September 2020 with an aggregate notional amount of $155.0 million initially due in 2023 and 2024, paying $13.2 million.

Finally, in September 2020, an amount of $9.2 million of cash collateral was released, pursuant to an amendment to the Credit Support Annex entered into between GasLog Partners and GasLog in March 2020.

As of September 30, 2020, we had $79.0 million of cash and cash equivalents. In addition, as of September 30, 2020, an aggregate amount of $7.6 million was held as cash collateral with respect to our derivative instruments with GasLog and bank counterparties.

As of September 30, 2020, we had an aggregate of $1,303.6 million of borrowings outstanding under our credit facilities, of which $104.9 million was repayable within one year. In addition, as of September 30, 2020, we had unused availability under our revolving credit facility with GasLog of $30.0 million.

The Partnership has in place seven interest rate swap agreements at a notional value of $473.3 million in aggregate, maturing between 2021 and 2025. As a result of its hedging agreements, the Partnership has hedged 35.8% of its floating interest rate exposure on its outstanding debt as of September 30, 2020, at a weighted average interest rate of approximately 2.0% (excluding margin).

Working Capital Position

As of September 30, 2020, our current assets totaled $106.8 million and current liabilities totaled $179.8 million, resulting in a negative working capital position of $73.0 million. Current liabilities include $25.1 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after September 30, 2020 as the services are rendered).

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds, as well as our decision to decrease the common unit distributions and preserve liquidity, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the reporting period. Additionally, we may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond our control. Our long-term ability to repay our debts and maintain compliance with our debt covenants beyond the next twelve months without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in the first half of 2020 as a result of the COVID-19 outbreak.

Cash Flows

Nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2020

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Nine months ended
	September 30, 2019	September 30, 2020	Change
Net cash provided by operating activities	148,888	109,750	(39,138)
Net cash provided by/(used in) investing activities	1,436	(18,686)	(20,122)
Net cash used in financing activities	(217,871)	(108,987)	108,884

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $39.1 million, from $148.9 million in the nine-month period ended September 30, 2019 to $109.8 million in the nine-month period ended September 30, 2020. The decrease of $39.1 million is attributable to a decrease of $33.6 million in revenues and a $9.2 million movement in working capital accounts (primarily driven by the $7.6 million of cash collateral posted against our marked-to-market derivative liabilities), a decrease of $5.6 million in realized loss on derivatives held for trading and a net increase of $3.6 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses, partially offset by a decrease of $12.9 million in cash paid for interest.

Net Cash provided by/(used in) Investing Activities:

Net cash provided by investing activities decreased by $20.1 million, from $1.4 million in the nine-month period ended September 30, 2019 to net cash used in investing activities of $18.7 million in the nine-month period ended September 30, 2020. The decrease of $20.1 million is attributable to an increase of net cash used in payments for vessels of $17.8 million (mainly related to dry-dockings and BWTS), a decrease of $1.3 million in financial income received and a decrease in net cash from short-term investments of $1.0 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $108.9 million, from $217.9 million in the nine-month period ended September 30, 2019 to $109.0 million in the nine-month period ended September 30, 2020. The decrease of $108.9 million is mainly attributable to a decrease of $93.7 million in cash remittance to GasLog in exchange for contribution of net assets, an increase of $45.0 million in bank loan drawdowns, a decrease of $42.5 million in distributions paid and a decrease of $19.0 million in cash used for repurchases of common units and net proceeds of $2.9 million from entering into or termination of interest rate swap agreements, partially offset by an increase in bank loan repayments of $91.8 million and a decrease in proceeds from equity raisings and issuance of general partner units of $2.0 million.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after September 30, 2020:

	After Sep. 30,	For the years ending December 31,
	2020	2021	2022	2023	2024-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$72.5	$217.6	$177.4	$147.9	$151.2	$766.6
Total contracted days(1)(2)	1,239	3,592	2,746	1,955	1,763	11,295
Total available days(6)	1,359	5,325	5,475	5,355	16,110	33,624
Total unfixed days(7)	120	1,733	2,729	3,400	14,347	22,329
Percentage of total contracted days/total available days	91.2%	67.5%	50.2%	36.5%	10.9%	33.6%

After giving effect to the charter parties signed from September 30, 2020 until November 10, 2020, the percentage of total contracted days to total available days for the fourth quarter of 2020 and the year 2021 increased to 98.9% and 71.2%, respectively.

(1)	Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of September 30, 2020.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a fixed operating cost component, subject to annual escalation, revenue calculations include that fixed annual escalation. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(4)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(5)	Revenue calculations assume no exercise of any option to extend the terms of the charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(7)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of September 30, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 3, 2020. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated statements of financial position as of December 31, 2019 and September 30, 2020	F-2
Unaudited condensed consolidated statements of profit or loss and total comprehensive income for the three and nine months ended September 30, 2019 and 2020	F-3
Unaudited condensed consolidated statements of changes in owners’/partners’ equity for the nine months ended September 30, 2019 and 2020	F-4
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2019 and 2020	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and September 30, 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2019	September 30, 2020
Assets
Non-current assets
Other non-current assets		128	154
Tangible fixed assets	4	2,286,430	2,225,665
Right-of-use assets		1,033	620
Total non-current assets		2,287,591	2,226,439
Current assets
Trade and other receivables		7,147	11,999
Inventories		3,353	4,222
Due from related parties	3	—	1,873
Prepayments and other current assets	5	1,597	9,551
Derivative financial instruments	12	372	141
Cash and cash equivalents		96,884	78,961
Total current assets		109,353	106,747
Total assets		2,396,944	2,333,186
Partners’ equity and liabilities
Partners’ equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 47,517,824 units issued and outstanding as of September 30, 2020)	6	606,811	580,580
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and September 30, 2020)	6	11,271	10,722
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and September 30, 2020)	6	347,889	347,889
Total partners’ equity		965,971	939,191
Current liabilities
Trade accounts payable		16,630	15,434
Due to related parties	3	5,642	162
Derivative financial instruments	12	2,607	8,312
Other payables and accruals	8	51,570	50,565
Borrowings—current portion	7	109,822	104,934
Lease liabilities—current portion		472	363
Total current liabilities		186,743	179,770
Non-current liabilities
Derivative financial instruments	12	6,688	13,933
Borrowings—non-current portion	7	1,236,202	1,198,627
Lease liabilities—non-current portion		414	168
Other non-current liabilities		926	1,497
Total non-current liabilities		1,244,230	1,214,225
Total partners’ equity and liabilities		2,396,944	2,333,186

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and nine months ended September 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020

Revenues	9	96,485	72,813	282,175	248,614
Net pool allocation		—	—	1,058	—
Voyage expenses and commissions		(1,673)	(2,246)	(5,547)	(8,916)
Vessel operating costs	11	(18,116)	(19,327)	(55,295)	(55,315)
Depreciation	4	(22,819)	(20,577)	(66,826)	(61,850)
General and administrative expenses	10	(4,917)	(5,379)	(14,352)	(13,971)
Impairment loss on vessels	4	—	—	—	(18,841)
Profit from operations		48,960	25,284	141,213	89,721
Financial costs	13	(17,534)	(12,437)	(55,650)	(41,017)
Financial income		393	9	1,558	285
Loss on derivatives	13	(2,385)	(990)	(15,528)	(14,741)
Total other expenses, net		(19,526)	(13,418)	(69,620)	(55,473)
Profit and total comprehensive income for the period		29,434	11,866	71,593	34,248

Earnings per unit attributable to the Partnership, basic and diluted:	14
Common unit, basic		0.45	0.09	0.98	0.24
Common unit, diluted		0.43	0.08	0.96	0.23
General partner unit		0.45	0.09	0.99	0.24

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the nine months ended September 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Incentive distribution rights (“IDRs”)	Preference unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units		Units

Balance as of December 31, 2018	927,532	13,289	45,448,993	812,863	—	5,176	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment	—	4	—	173	—	—	—	—	177	15	192
Balance as of January 1, 2019 (as restated(1))	927,532	13,293	45,448,993	813,036	—	5,176	14,350,000	348,331	1,179,836	73,149	1,252,985
Profit and total comprehensive income attributable to GasLog’s operations (Note 14)	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(217)	—	—	—	266	49	—	49
Settlement of awards vested during the period	—	—	49,850	—	—	—	—	—	—	—	—
Repurchases of common units	—	—	(985,259)	(20,030)	—	—	—	—	(20,030)	—	(20,030)
Elimination of IDRs and issuance of common and Class B units	—	—	2,532,911	1,807	2,490,000	(2,391)	—	—	(584)	—	(584)
Issuance of general partner units	93,804	1,996	—	—	—	—	—	—	1,996	—	1,996
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	(17,847)	17,847	—
Distributions declared	—	(1,639)	—	(76,056)	—	(2,785)	—	(23,454)	(103,934)	—	(103,934)
Share-based compensation, net of accrued distribution	—	11	—	527	—	—	—	—	538	—	538
Partnership’s profit and total comprehensive income (Note 14)	—	951	—	45,246	—	—	—	22,746	68,943	—	68,943
Balance as of September 30, 2019	1,021,336	14,255	47,046,495	746,823	2,490,000	—	14,350,000	347,889	1,108,967	—	1,108,967

Balance at January 1, 2020	1,021,336	11,271	46,860,182	606,811	2,490,000	—	14,350,000	347,889	965,971	—	965,971
Equity offering costs	—	—	—	(142)	—	—	—	—	(142)	—	(142)
Settlement of awards vested during the period	—	—	434,132	—	—	—	—	—	—	—	—
Repurchases of common units (Note 6)	—	—	(191,490)	(996)	—	—	—	—	(996)	—	(996)
Conversion of Class B units to common units	—	—	415,000	—	(415,000)	—	—	—	—	—	—
Distributions declared (Note 6)	—	(829)	—	(37,914)	—	—	—	(22,746)	(61,489)	—	(61,489)
Share-based compensation, net of accrued distribution	—	34	—	1,565	—	—	—	—	1,599	—	1,599
Partnership’s profit and total comprehensive income (Note 14)	—	246	—	11,256	—	—	—	22,746	34,248	—	34,248
Balance as of September 30, 2020	1,021,336	10,722	47,517,824	580,580	2,075,000	—	14,350,000	347,889	939,191	—	939,191

________________

(1)	Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2019	September 30, 2020

Cash flows from operating activities:
Profit for the period		71,593	34,248
Adjustments for:
Depreciation	4	66,826	61,850
Impairment loss on vessels	4	—	18,841
Financial costs	13	55,650	41,017
Financial income		(1,558)	(285)
Unrealized loss on derivatives held for trading	13	16,698	10,335
Share-based compensation	10	759	1,833
Realized foreign exchange losses		542	—
		210,510	167,839
Movements in working capital		(7,425)	(16,674)
Cash provided by operations		203,085	151,165
Interest paid		(54,197)	(41,415)
Net cash provided by operating activities		148,888	109,750
Cash flows from investing activities:
Payments for tangible fixed assets		(8,637)	(19,002)
Return of capital expenditures		7,465	—
Financial income received		1,608	316
Maturity of short-term investments		34,000	—
Purchase of short-term investments		(33,000)	—
Net cash provided by/(used in) investing activities		1,436	(18,686)
Cash flows from financing activities:
Borrowings drawdowns	7	435,000	479,984
Borrowings repayments	7	(430,085)	(521,880)
Payment of loan issuance costs		(5,185)	(6,914)
Proceeds from entering into interest rate swaps	12	—	16,056
Payments for interest rate swaps termination	12	—	(13,210)
Proceeds from issuances of general partner units		1,996	—
Repurchases of common units	6	(20,030)	(996)
Payment of offering costs		(1,584)	(119)
Cash distribution to GasLog in exchange for contribution of net assets		(93,646)	—
Distributions paid	6	(103,934)	(61,489)
Payments for lease liabilities		(403)	(419)
Net cash used in financing activities		(217,871)	(108,987)
Decrease in cash and cash equivalents		(67,547)	(17,923)
Cash and cash equivalents, beginning of the period		133,370	96,884
Cash and cash equivalents, end of the period		65,823	78,961

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		8,256	10,772
Financing costs included in liabilities at the end of the period		17	7
Offering costs included in liabilities at the end of the period		18	37
Liabilities related to leases at the end of the period		33	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On April 1, 2019, GasLog Partners acquired 100% of the ownership interests in GAS-twelve Ltd., the entity that owns a 174,000 cubic meters (“cbm”) LNG carrier, the GasLog Glasgow, for an aggregate purchase price of $214,000.

The above acquisition was accounted for as a reorganization of companies under common control. The Partnership’s historical results and net assets were retroactively restated to reflect the historical results of the acquired entity from its date of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiary.

As of September 30, 2020, GasLog holds a 35.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of its 15 vessels in the LNG market, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the nine months ended September 30, 2020.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2019, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 3, 2020.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2019. On November 10, 2020, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2019 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of September 30, 2020, the Partnership’s current assets totaled $106,747 while current liabilities totaled $179,770, resulting in a negative working capital position of $73,023. Current liabilities include an amount of $25,103 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after September 30, 2020 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile commercial and financial market conditions, management anticipates that the Partnership’s primary sources of funds over the next twelve months will be available cash, cash from operations and existing debt facilities. Management believes that these anticipated sources of funds, as well as its decision to decrease the common unit distributions and preserve liquidity, will be sufficient for the Partnership to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond our control. The Partnership’s long-term ability to repay its debts and maintain compliance with its debt covenants beyond the next twelve months without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in the first half of 2020 as a result of the COVID-19 outbreak.

The Partnership keeps under constant review the possible implications of the COVID-19 outbreak and the associated effects on the LNG shipping market to allow current assessments of the impact of the virus to be incorporated into the latest full-year estimates in order to identify risks to future liquidity and covenant compliance and to enable management to pursue corrective actions, if required.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In October 2018, the IASB issued amendments to IFRS 3 Business Combinations with respect to the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs and introduce an optional fair value concentration test. The adoption of this standard on January 1, 2020 did not have a material impact on the Partnership’s financial statements, since the acquisitions of vessel-owning entities from GasLog continue to be assessed as business acquisitions under the revised definition as well.

All other IFRS standards and amendments that became effective in the current period are not relevant to the Partnership or are not material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties
	December 31, 2019	September 30, 2020
Due from GasLog LNG Services (a)	—	1,873
Total	—	1,873

(a)	The balance represents mainly net amounts advanced to GasLog LNG Services to cover future operating expenses of the Partnership.

Amounts due to related parties
	December 31, 2019	September 30, 2020
Due to GasLog LNG Services (b)	4,908	—
Due to GasLog (c)	734	162
Total	5,642	162

(b)	The balance represented mainly payments made by GasLog LNG Services on behalf of the Partnership.

(c)	The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2019. Refer to Note 7 “Borrowings”.

As of December 31, 2019, and September 30, 2020, the amount outstanding under the Sponsor Credit Facility was nil.

Cash collateral held with related parties

As of September 30, 2020, the Partnership had deposited an amount of $5,830 with GasLog (Note 5) as collateral for the interest rate swaps and forward foreign exchange contracts in effect held with GasLog, pursuant to a Credit Support Annex entered into between GasLog Partners and GasLog on March 16, 2020, as amended on September 22, 2020. The agreement is appended to the International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement between GasLog Partners and GasLog signed in November 2016. The amount required to be deposited will be recalculated on a weekly basis until December 31, 2020. It is based on the aggregate valuation of such derivative instruments on each date and cannot exceed $15,000.

The main terms of the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services have been disclosed in the annual consolidated financial statements for the year ended December 31, 2019. Refer to Note 14 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2019 and 2020:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
GasLog/ GasLog LNG Services(i)	Commercial management fee	General and administrative expenses	1,350	1,350	4,050	4,050
GasLog	Administrative services fee	General and administrative expenses	2,278	1,960	6,684	5,879
GasLog LNG Services	Management fees	Vessel operating costs	1,932	1,932	5,796	5,796
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	20	5	40	35
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	77	76	228	228
GasLog	Realized (gain)/loss on interest rate swaps (Note 13)	Loss on derivatives	(406)	2,029	(2,334)	3,154
GasLog	Realized loss/(gain) on forward foreign exchange contracts held for trading (Note 13)	Loss on derivatives	346	(116)	1,164	293
Cool Pool(ii)	Adjustment for net pool allocation	Net pool allocation	—	—	(1,058)	—

(i)	Effective July 21, 2020 and October 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.

(ii)	In the period from May 2018 until June 2019, the Partnership, through the GasLog Shanghai, participated in the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market.

4. Tangible Fixed Assets

The movement in tangible fixed assets is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2020	2,859,172	—	2,859,172
Additions	16,794	2,719	19,513
Fully amortized dry-docking component	(6,823)	—	(6,823)
As of September 30, 2020	2,869,143	2,719	2,871,862

Accumulated depreciation
As of January 1, 2020	572,742	—	572,742
Depreciation expense	61,437	—	61,437
Impairment loss on vessels	18,841	—	18,841
Fully amortized dry-docking component	(6,823)	—	(6,823)
As of September 30, 2020	646,197	—	646,197

Net book value
As of December 31, 2019	2,286,430	—	2,286,430
As of September 30, 2020	2,222,946	2,719	2,225,665

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and (iii) the Methane Becki Anne, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., and (iii) GAS-twenty seven Ltd., respectively, was counter guarantor for the acquisition from BG Group plc of depot spares purchased with respect to the aforementioned vessels. In June 2020, the Partnership acquired from GasLog the relevant spares at a cost of $2,719.

As of June 30, 2020, a number of negative indicators, such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future LNG demand and, therefore LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Partnership’s vessels could be secured over the near-term in the spot market, prompted the Partnership to perform an impairment assessment of its vessels in accordance with the Partnership’s accounting policy. The recoverable amounts (values in use) for three steam turbine propulsion (“Steam”) vessels owned by the Partnership, i.e. the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally calculated as per above were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $18,841 was recognized in profit or loss in the six months ended June 30, 2020.

As of June 30, 2020, the most sensitive and/or subjective assumptions that had the potential to affect the outcome of the impairment assessment for the Steam vessels were the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $39 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would have resulted in an aggregate (decrease)/increase in the impairment charge of $(105,540)/98,878. The discount rate used for the Steam vessels was 5.8% as of June 30, 2020. Increasing/decreasing the discount rate by 0.5% would have increased/(decreased) the impairment loss by $21,793/($11,335), respectively.

As of September 30, 2020, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

5. Prepayments and Other Current Assets

An analysis of prepayments and other current assets is as follows:

	December 31, 2019	September 30, 2020
Prepayments	1,597	1,991
Cash collateral	—	7,560
Total	1,597	9,551

Cash collateral comprises $5,830 of cash deposited with GasLog as collateral for the interest rate swaps and forward foreign exchange contracts held with GasLog, pursuant to a Credit Support Annex entered into on March 16, 2020 (Note 3) and $1,730 of cash collateral deposited with the bank counterparties to the interest rate swap agreements entered into in July 2020 (Note 12).

6. Partners’ Equity

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. Since the authorization of the unit repurchase programme and through December 31, 2019, GasLog Partners has repurchased and cancelled a total of 1,171,572 units at a weighted average price of $19.52 per common unit for a total amount of $22,890, including commissions.

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25,000, to be utilized from February 10, 2020 to December 31, 2021. In the nine months ended September 30, 2020, GasLog Partners repurchased and cancelled a total of 191,490 units at a weighted average price of $5.18 per common unit for a total amount of $996, including commissions.

On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 RCUs and 21,292 PCUs under its 2015 Long-Term Incentive Plan (the “2015 Plan”). On June 30, 2020, GasLog Partners issued an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs under its 2015 Plan.

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019. Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under its 2015 Plan.

The Partnership’s cash distributions for the nine months ended September 30, 2020 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
February 5, 2020	Common	$0.561	February 21, 2020	26,754
February 5, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 16, 2020	7,582
May 6, 2020	Common	$0.125	May 21, 2020	5,967
May 14, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2020	7,582
August 4, 2020	Common	$0.125	August 20, 2020	6,022
August 4, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2020	7,582
			Total	$61,489

7. Borrowings

	December 31, 2019	September 30, 2020
Amounts due within one year	115,572	109,673
Less: unamortized deferred loan issuance costs	(5,750)	(4,739)
Borrowings – current portion	109,822	104,934
Amounts due after one year	1,250,059	1,214,062
Less: unamortized deferred loan issuance costs	(13,857)	(15,435)
Borrowings – non-current portion	1,236,202	1,198,627
Total	1,346,024	1,303,561

The main terms of the bank loan facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2019. Refer to Note 7 “Borrowings”.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD London Interbank Offered Rate (“LIBOR”) plus a margin. The relevant amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The existing loan facilities of the specified vessels were terminated and the respective unamortized loan fees of $1,154 were written off to profit or loss.

Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The existing loan facilities of the specified vessels were terminated and the respective unamortized loan fees of $764 were written off to profit or loss.

The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels owned by the respective borrowing entities, a pledge of the share capital of each vessel-owning company and a first priority assignment of earnings related to such vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by the Partnership and its subsidiary GasLog Partners Holdings LLC. The facilities include customary restrictive covenants and, among other restrictions, a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance for the first facility and 130% of the aggregate outstanding principal balance plus any hedging exposure for the second facility. In addition, under the facilities, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity ($5,500 for GAS-twenty Ltd.) and are in compliance as of September 30, 2020.

The Partnership, as corporate guarantor is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

-	the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

-	total indebtedness divided by total assets must be less than 65.0%;

-	the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

GasLog Partners was in compliance with its financial covenants as of September 30, 2020.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2019	September 30, 2020
Unearned revenue	27,916	25,103
Accrued off-hire	1,688	2,747
Accrued purchases	3,335	6,205
Accrued interest	12,393	8,558
Other accruals	6,238	7,952
Total	51,570	50,565

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Revenues from time charters	96,485	72,813	277,181	248,614
Revenues from the Cool Pool	—	—	4,994	—
Total	96,485	72,813	282,175	248,614

Revenues from the Cool Pool for the nine months ended September 30, 2019 relate only to the pool revenues received from the GasLog Shanghai and do not include the Net pool allocation to GasLog Partners of a gain of $1,058 for the nine months ended September 30, 2019. The vessel exited the Cool Pool in June 2019.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Administrative services fees (Note 3)	2,278	1,960	6,684	5,879
Commercial management fees (Note 3)	1,350	1,350	4,050	4,050
Share-based compensation	250	1,174	759	1,833
Other expenses	1,039	895	2,859	2,209
Total	4,917	5,379	14,352	13,971

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Crew costs	9,178	9,312	27,451	26,931
Technical maintenance expenses	4,306	5,493	14,003	15,572
Other operating expenses	4,632	4,522	13,841	12,812
Total	18,116	19,327	55,295	55,315

12. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2019	September 30, 2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	365	—
Forward foreign exchange contracts	7	141
Total	372	141
Derivative financial instruments, current asset	372	141
Total	372	141

The fair value of the derivative liabilities is as follows:

	December 31, 2019	September 30, 2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,233	22,245
Forward foreign exchange contracts	62	—
Total	9,295	22,245
Derivative financial instruments, current liability	2,607	8,312
Derivative financial instruments, non-current liability	6,688	13,933
Total	9,295	22,245

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 18 “Derivative Financial Instruments”.

Pursuant to the Credit Support Annex entered into in March 2020, whereby GasLog Partners agreed to effect deposit cash collateral payments with GasLog in connection with its derivative instruments with GasLog (Note 3), the fixed interest rates of the six interest rate swaps as of December 31, 2019 were decreased by 20 basis points or 0.2%.

In the three months ended September 30, 2020, the Partnership terminated two interest rate swap agreements with an aggregate notional amount of $155,000 initially due in 2023 and 2024 with GasLog by paying an amount of $13,210 equal to their aggregate fair values upon termination. Also, GAS-twenty seven Ltd. entered into four new interest rate swap agreements with an aggregate notional amount of $133,333 due in 2024 and 2025 with DNB Bank ASA, London Branch and ING Bank N.V., London Branch, the banks which were registered as hedging providers under the relevant facility entered into in July 2020 (Note 7), receiving an amount of $16,056.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of September 30, 2020. The change in the fair value of the interest rate swaps for the three and nine months ended September 30, 2020 amounted to a gain of $1,617 and a loss of $10,531, respectively (for the three and nine months ended September 30, 2019 a loss of $2,286 and $16,895, respectively), which was recognized in profit or loss in the period incurred and is included in Loss on derivatives. During the three and nine months ended September 30, 2020, the gain of $1,617/ loss of $10,531, respectively (Note 13), was attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease/increase in net derivative liabilities from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The principal terms of the forward foreign exchange contracts held for trading as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 18 “Derivative Financial Instruments”. During the nine months ended September 30, 2020, the Partnership did not enter into any new forward foreign exchange contracts, while twenty-four contracts expired in the same period.

The change in the fair value of these contracts for the three and nine months ended September 30, 2020 amounted to a gain of $265 and $196, respectively (for the three and nine months ended September 30, 2019, a loss of $159 and a gain of $197, respectively), which was recognized in profit or loss in the period incurred and is included in Loss on derivatives (Note 13).

13. Financial Costs and Loss on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Amortization and write-off of deferred loan issuance costs	1,440	3,205	5,399	6,190
Interest expense on loans	15,812	9,094	49,245	33,994
Lease expense	13	7	44	26
Commitment fees	145	74	602	282
Other financial costs including bank commissions	124	57	360	525
Total financial costs	17,534	12,437	55,650	41,017

An analysis of loss on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Unrealized loss/(gain) on interest rate swaps held for trading (Note 12)	2,286	(1,617)	16,895	10,531
Unrealized loss/(gain) on forward foreign exchange contracts held for trading (Note 12)	159	(265)	(197)	(196)
Realized (gain)/loss on interest rate swaps held for trading	(406)	2,988	(2,334)	4,113
Realized loss/(gain) on forward foreign exchange contracts held for trading	346	(116)	1,164	293
Total loss on derivatives	2,385	990	15,528	14,741

14. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit for the period	29,434	11,866	71,593	34,248
Less:
Profit attributable to GasLog’s operations*	—	—	(2,650)	—
Partnership’s profit	29,434	11,866	68,943	34,248
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(22,746)	(22,746)
Partnership’s profit attributable to:	21,852	4,284	46,197	11,502
Common unitholders	21,388	4,193	45,246	11,256
General partner	464	91	951	246
Incentive distribution rights**	N/A	N/A	—	N/A
Weighted average number of units outstanding (basic)
Common units	47,325,212	47,167,488	46,031,861	46,882,894
General partner units	1,021,336	1,021,336	960,095	1,021,336
Earnings per unit (basic)
Common unitholders	0.45	0.09	0.98	0.24
General partner	0.45	0.09	0.99	0.24
Weighted average number of units outstanding (diluted)
Common units***	49,871,320	49,552,917	46,940,668	49,521,584
General partner units	1,021,336	1,021,336	960,095	1,021,336
Earnings per unit (diluted)
Common unitholders	0.43	0.08	0.96	0.23
General partner	0.45	0.09	0.99	0.24

* Includes the aggregate profit of GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control (Note 1), the aforementioned entity was not owned by the Partnership prior to its transfer to the Partnership on such date and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

**The IDRs were eliminated on June 30, 2019. GasLog held the incentive distribution rights following completion of the Partnership’s IPO. Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

*** Includes unvested awards with respect to the 2015 Plan (Note 15) and Class B units. The 2,490,000 Class B units were issued on June 30, 2019 and have been included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They become eligible for conversion on a one-for-one basis into common units at GasLog’s option in six tranches of 415,000 units per annum on July 1 of 2020 (Note 6), 2021, 2022, 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

15. Share-based Compensation

The terms of the 2015 Plan and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2019.

On April 1, 2020, the Partnership granted to its executives 233,688 RCUs and 233,688 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 1, 2023. The holders are entitled to cash distributions that will be accrued and settled on vesting.

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $2.02 per common unit and was not further adjusted since the holders are entitled to cash distributions.

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2020 was $1,174 and $1,833, respectively (for the three and nine months ended September 30, 2019: $250 and $759, respectively). The total accrued cash distribution as of September 30, 2020 is $392 (December 31, 2019: $530).

16. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of September 30, 2020 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2020
Not later than one year	179,882
Later than one year and not later than two years	135,241
Later than two years and not later than three years	127,423
Later than three years and not later than four years	64,528
Later than four years and not later than five years	50,659
Later than five years	27,348
Total	$585,081

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of September 30, 2020, ballast water management systems had been installed on four out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

17. Subsequent Events

On November 9, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2020. The cash distribution is payable on November 25, 2020 to all unitholders of record as of November 20, 2020. The aggregate amount of the declared distribution will be $485 based on the number of units issued and outstanding as of September 30, 2020.

On November 9, 2020, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on December 15, 2020 to all unitholders of record as of December 8, 2020.